Exhibit 12(e)

Entergy Texas, Inc. and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended					Three Months Ended
	December 31,					March 31,
	2013	2014	2015	2016	2017	2018

Fixed charges, as defined:
Total Interest charges	$92,156	$88,049	$86,024	$87,776	$86,719	$22,051
Interest applicable to rentals	1,918	1,782	1,794	1,145	1,421	321

Total fixed charges, as defined	$94,074	$89,831	$87,818	$88,921	$88,140	$22,372

Earnings as defined:
Net Income	$57,881	$74,804	$69,625	$107,538	$76,173	$17,350
Add:
Income Taxes	30,108	49,644	37,250	63,097	48,481	4,948
Fixed charges as above	94,074	89,831	87,818	88,921	88,140	22,372

Total earnings, as defined	$182,063	$214,279	$194,693	$259,556	$212,794	$44,670

Ratio of earnings to fixed charges, as defined	1.94	2.39	2.22	2.92	2.41	2.00